SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

ROCKFORD CORPORATION ______________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share ______________________________________________________________________________
(Title of Class of Securities)

77316P101 ______________________________________________________________________________
(CUSIP Number)

December 31, 2000 ______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☒   Rule 13d-1(b)
         ☐   Rule 13d-1(c)
         ☐   Rule 13d-1(d)

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,836
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 565,836
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,836
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12		TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,836
	6	SHARED VOTING POWER 71,300
	7	SOLE DISPOSITIVE POWER 565,836
	8	SHARED DISPOSITIVE POWER 71,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,136
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,836
	6	SHARED VOTING POWER 71,300
	7	SOLE DISPOSITIVE POWER 565,836
	8	SHARED DISPOSITIVE POWER 71,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,136
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G"), relating to the common stock of Rockford Corporation (the "Issuer"), is being filed with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on September 8, 2000. This statement is being filed on behalf of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), and Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital. Messrs. Walker and Smith are also principals of WSV Management, L.L.C. ("WSV").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital, L.P. ("Walker Smith Capital"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the general partner of Walker Smith Capital, and (ii) Walker Smith International, Ltd. ("Walker Smith International"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the investment manager of Walker Smith International and (2) WSV for the account of (i) WS Ventures, L.P. ("WS Ventures"), of which WSV is the general partner of WS Ventures Management, L.P. ("WSVM"), which is the general partner of WS Ventures and (ii) WS Ventures International Fund, Ltd. ("Ventures International"), of which WSV is the general partner of WSVM, which is the investment manager of Ventures International.

Item 4	Ownership.
(a)

WS Capital is the beneficial owner of 565,836 shares of Common Stock. The 565,836 shares of Common Stock are held (i) 292,236 shares by Walker Smith Capital, and (ii) 273,600 shares by Walker Smith International. Messrs. Walker and Smith are the beneficial owners of 637,136 shares of Common Stock, which includes the 565,836 shares of Common Stock beneficially owned by WS Capital and 71,300 shares of Common Stock beneficially owned by WSV for the accounts of WS Ventures and Ventures International.

(b)

WS Capital is the beneficial owner of 7.1% (determined by dividing 565,836 shares of Common Stock presently beneficially owned by WS Capital by 7,922,924 shares of Common Stock issued and outstanding as of September 30, 2000, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2000) of the outstanding shares of Common Stock. Messrs. Walker and Smith are the beneficial owners of 8.0% (determined by dividing 637,136 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 7,922,924 shares of Common Stock issued and outstanding as of September 30, 2000, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2000) of the outstanding shares of Common Stock.

(c)

WS Capital has the sole power to vote and dispose of the 565,836 shares of Common Stock beneficially owned by it. As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 565,836 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of 71,300 shares of Common Stock beneficially owned by WSV.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 9, 2001, between WS Capital, Reid S. Walker and G. Stacy Smith.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 2001

WS CAPITAL, L.L.C.

By: REID S. WALKER _________________________________ Reid S. Walker Member

REID S. WALKER ______________________________________ Reid S. Walker

G. STACY SMITH ______________________________________ G. Stacy Smith